FLAMEL TECHNOLOGIES, S.A.

33, Avenue du Docteur Georges Levy
69693 Venissieux Cedex
France

February 27, 2014

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Jeffrey P. Riedler, Assistant Director

Re:	Flamel Technologies, S.A.
Registration Statement on Form F-3 File No. 333-193898

Dear Mr. Riedler:

Pursuant to Rule 461 of the Securities Act of 1933, as amended, Flamel Technologies, S.A. (the “Company”) respectfully requests that the effective date of the above-referenced Registration Statement be accelerated by the Securities and Exchange Commission (the “Commission”) to February 28, 2014 at 5:00 p.m. Eastern Time, or as soon as practicable thereafter.

The Company hereby acknowledges that:

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

United States Securities and

Exchange Commission

The Company respectfully requests that it be notified of such effectiveness by a telephone call to Patrick Macken of Troutman Sanders LLP at (404) 885-3136 and that such effectiveness also be confirmed in writing by email to Patrick Macken at patrick.macken@troutmansanders.com.

Very truly yours,

FLAMEL TECHNOLOGIES, S.A.

By:	/s/ Phillandas T. Thompson
Phillandas T. Thompson, Esq. Senior Vice President and General Counsel